UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2023

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square,

London, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 14, 2023, Genius Sports Limited (“Genius Sports” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company, Maven TopHoldings SARL, an affiliate of investment funds advised by Apax Partners LLP (the “Selling Shareholder”) and Goldman Sachs & Co. LLC (the “Underwriter”) relating to an underwritten offering (the “Offering”) of 23,000,000 ordinary shares of Genius Sports, par value $0.01 (the “Ordinary Shares”), including the full exercise of the Underwriter’s option to purchase 3,000,000 additional Ordinary Shares, pursuant to Genius Sports’ registration statement on Form F-3, File No: 333-265466, as amended (the “Registration Statement”), originally filed with the Securities and Exchange Commission on June 7, 2022, as supplemented by the prospectus supplement, dated September 14, 2023.

Pursuant to the Underwriting Agreement, the Underwriter will offer the Ordinary Shares to the public at a price of $5.35 per Ordinary Share. The Offering closed on September 18, 2023. The Company will not receive any proceeds from the sale of any Ordinary Shares by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set forth in this Form 6-K and Exhibit 1.1 is hereby incorporated by reference into the Registration Statement, and the Company’s registration statements on Form S-8 (File Nos: 333-264254, 333-266904 and 333-269093).

EXHIBITS

Exhibit No.	Description

1.1	Underwriting Agreement, dated September 14, 2023, among Genius Sports Limited, Maven TopHoldings SARL and Goldman Sachs & Co. LLC as Underwriter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: September 18, 2023	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

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